82-34884

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 17 March 2006
Stock exchange announcement No. 13/2006

Speculations concerning acquisition of sub-supplier

The Vestas Group has been informed that the Belgian company Hansen Transmissions International NV ("Hansen") has been acquired by the company AE Rotor Holding BV, which is a Dutch based subsidiary of the Indian Suzlon Group.

Following this acquisition, Vestas has been contacted by a number of share analysts and members of the press for comments on the acquisition.

Vestas has for a number of years made use of Hansen as a supplier of gears and as a result of this entered into a number of delivery and development agreements with Hansen. Vestas does not expect that the transfer of shares will change anything in relation to the existing agreements and day-to-day deliveries.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S